50 3/29/05



SECURITIES 05041376
Washington, D.C. 20549



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMVESCAP Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Peachtree Street, NE, Suite 2200
(No. and Street)

Atlanta (City) GA (State) 30361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark F. Moots, JR (404) 439-3499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark F. Moots, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMVESCAP Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Notary Public, DeKalb County, Georgia
My Commission Expires Feb. 14, 2008.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY BUSINESS SERVICES

ERNST & YOUNG

ERNST & YOUNG LLP

AUDITED STATEMENT OF FINANCIAL CONDITION

AMVESCAP Services, Inc.

December 31, 2004

with Report of Independent Registered Public Accounting Firm

0502-0618695

AMVESCAP Services, Inc.

Audited Statement of Financial Condition

December 31, 2004

Contents

0502-0618695



■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
AMVESCAP Services, Inc.

We have audited the accompanying statement of financial condition of AMVESCAP Services, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AMVESCAP Services, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 14, 2005

AMVESCAP Services, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$1,260,770
Receivables from clearing broker	51,089
Prepaid expenses	128,756
Receivable from affiliate	253,701
Receivables from customers	572,179
Total assets	$2,266,495
Liabilities and stockholder's equity	
Income taxes payable	$ 89,881
Accounts payable to product sponsors	685,647
Payable to affiliate	304,130
Accrued expenses	17,032
Total liabilities	$1,096,690
Stockholder's equity	1,169,805
Total liabilities and stockholder's equity	$2,266,495

See accompanying notes.

0502-0618695

AMVESCAP Services, Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Prior to 2001, AMVESCAP Services, Inc. (the "Company") was a registered broker-dealer operation used solely for the distribution of securities of investment companies. In September 2001, the Company received approval from the National Association of Securities Dealers ("NASD") to engage in transactions of additional products, including general equity securities, municipal securities and options. The Company, however, is not currently engaged in municipal securities or options transactions.

The Company maintains an agreement with ADP Clearing and Outsourcing, Inc. ("ADP"), formerly US Clearing ("USC"), for clearing services on a fully disclosed basis for accounts introduced by the Company.

On September 5, 2002, the Company received approval from the NASD to participate as a member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Company's parent, AMVESCAP Retirement, Inc. (the "Parent"), only.

The Company is a wholly owned subsidiary of the Parent, which is wholly owned by AMVESCAP Group Services, Inc. ("AGS"). The ultimate U.S. parent is AVZ, Inc. ("AVZ"), which is wholly owned by AMVESCAP PLC ("PLC").

2. Summary of Significant Accounting Principles

General

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of this statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Principles (continued)

Cash and Cash Equivalents

The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company owns shares of a money market mutual fund managed by an affiliate in the amount of $691,435 at December 31, 2004.

Included in the cash and cash equivalents balance at December 31, 2004 is $140,000 cash subject to withdrawal restrictions and $113,468 of cash segregated and secured in accordance with federal and other regulations.

Income Taxes

AVZ and its subsidiaries file a consolidated federal income tax return. Each North American subsidiary is charged or credited by AVZ with an amount equivalent to the federal income tax expense or benefit as computed on a separate-return basis. The Company files a separate return for state income tax purposes. Amounts due to AVZ for federal income taxes are included in income taxes payable in the accompanying statement of financial condition.

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. Deferred tax expense represents the change in the net deferred tax liability.

3. Income taxes

The Company has no deferred tax assets or liabilities at December 31, 2004.

4. Related-Party Transactions

At December 31, 2004, the Company had a payable to affiliates of $304,130. This amount is non-interest bearing and due upon demand. At December 31, 2004, the Company had a receivable from affiliates of $253,701. This amount is non-interest-bearing and due upon demand.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2004, the Company had net capital, as defined, of $770,719, which was $520,719 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 142% at December 31, 2004.

For the year ended December 31, 2004, the Company was exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer which the Company utilizes for the transactions initiated by plans serviced by the Company's Parent only. Included in cash at December 31, 2004 is $113,468 of cash segregated and secured in accordance with federal and other regulations.

For all remaining transactions, ASI did not hold customer cash or securities and cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and transmitted all customer funds and securities to the clearing broker which carries all of the accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2004.

ERNST & YOUNG